

Mail Stop 4628

March 10, 2017

George S. Glyphis
Chief Financial Officer
Centennial Resource Development, Inc.
1401 Seventeenth Street, Suite 1000
Denver, Colorado 80202

> **Re:** **Centennial Resource Development, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2017**
> **File No. 001-37697**

Dear Mr. Glyphis:

We have reviewed your February 22, 2017 response to our comment letter and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2017 letter.

Proposal No. 1 – The Nasdaq Proposal, page 42

1. We have considered your response to comment 2. However, it remains unclear how the entire transaction has been completed when the express terms of the certificate of designation (pertaining to the preferred shares) contemplated the conversion of such preferred shares following their issuance as consideration in the acquisition. Please provide additional analysis explaining your conclusion that Note A, Item 14(a)(3) and Item 14(b)(10) to Schedule 14A are not implicated. Include in your response a discussion of the following: (i) how the transaction can be deemed completed given that the shares of common stock subject to this proposal are only issuable upon the conversion of the privately placed shares, which were, in turn, issued in conjunction with the business combination; and (ii) how the transaction could have been completed alternatively, in absence of the private placement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: William N. Finnegan IV
        Debbie P. Yee
        Latham & Watkins LLP